

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via E-mail
Donald A. Colvin
Executive Vice President and Chief Financial Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

Re: Caesars Entertainment Corporation
Registration Statement on Form S-4
Filed June 4, 2013
File No. 333-189090

Dear Mr. Colvin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Documents by Reference, page 229

1.   Please specifically incorporate by reference each current report on Form 8-K filed since the end of your last fiscal year. Please refer to Item 11(a)(2) of Form S-4. In addition, please also revise to specifically incorporate by reference any other quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Item 22. Undertakings, page II-2

2.   Please revise to provide the undertaking required by Item 512(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Monica Thurmond
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        Via E-mail